FORM 4
         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
Marsowiscz, Michael
15100 NW 7th Street.
Papias, FL 33026

2. Issuer Name and Ticker or Trading Symbol
First Entertainment Holding Corp. FTET

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
6/00


5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
   x Director    10% Owner
   x Officer      Other (specify below)
   Chief Technical Officer

7. Individual or Joint/Group Filing
X Form filed by One Reporting Person
  Form filed by More Than One Reporting Person

Table I- Non-Derivative Securities Acquired, Disposed Of, or
Beneficially Owned

1. Title of Security
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock
Common Stock

2. Transaction Date (Month/Date/Year)
6/2/00
6/7/00
6/9/00
6/12/00
6/13/00
6/14/00
6/15/00
6/15/00
6/15/00
6/15/00
6/15/00
6/23/00
6/29/00
6/29/00


3. Transaction Code
Code    V
S
J
J
J
S
S
J
S
S
S
S
J
S
S

4. Securities Acquired(A) or Disposed of (D)
Amount     (A) or (D)     Price
12,250            (D)     .27
13,890     (A)            .34
7,500      (A)            .34
13,300     (A)            .28
7,500             (D)     .26
13,890            (D)     .24
45,050     (A)            .34
20,000            (D)     .215
20,000            (D)     .32
20,000            (D)     .36
650               (D)     .25
15,811     (A)            .31
9,350             (D)     .255
6,461             (D)     .22


5. Amount of Securities Beneficially Owned at End of Month
0
13,890
21,390
142,690
135,190
121,300
166,350
146,350
126,350
106,350
105,700
121,511
112,161
105,700

6. Ownership Form: Direct (D) or Indirect (I)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)
     (D)

7. Nature of Indirect Beneficial Ownership

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. pots, calls, warrants options, convertible securities)

1. Title of Derivative Security
Common stock options

2. Conversion or Exercise Price of Derivative Security


3. Transaction Date (Month/Date/Year)


4. Transaction Code


5. Number of Derivative Securities Acquired (A) or Disposed of (D)


6. Date of Exercisable and Expiration Date (Month/Date/Year)
Date Exercisable            Expiration Date


7. Title and Amount of Underlying Securities
     Title              Amount of Number of Shares


8. Price of Derivative Securities

9. Number of Derivative Security Beneficially Owned at End of Month
1,000,000


10. Ownership Form of Derivative Security Direct(D)or Indirect(I)
     (D)

11. Nature of Indirect Beneficial Ownership

/s/ Michael Marsowiscz            08/09/00
-----------------                ---------
Signature of Reporting Person    Date